UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding




Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 29 June 2007 under the Non-Executive Directors' Share Purchase Plan:-


Name of       No. of      Percentage of Price    Total Holding  Total Percentage
Director      Shares      Issued Stock  per      Following      Following
              Purchased   %             Share    Notification   Notification %
                                        GBP

David Arculus   262       0.00003    GBP8.36        1,579             0.00020

Lord Burns      262       0.00003    GBP8.36        7,765             0.00096

Ken Hydon       262       0.00003    GBP8.36        6,579             0.00082


Name of       No. of     Percentage of Price per Total Holding  Total Percentage
Director      ADRs       Issued Stock  ADR $     Following      Following
              Purchased  %                       Notification   Notification %

Susan Fuhrman   346       0.00004    $16.81       4,509           0.00056

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 July 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary